Exhibit 99.4

BELLATRIX EXPLORATION LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

I.	Introduction

Bellatrix Exploration Ltd. requires the highest standards of professional and ethical conduct from our directors, officers and employees.  Our reputation among our shareholders for honesty and integrity is key to the success of our business.  No director, officer or employee will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.  References in this Code to the "Corporation" or to "Bellatrix" means Bellatrix Exploration Ltd. and its subsidiaries as applicable.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all directors, officers and employees are expected to comply.  Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws.  This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the specific policies statements, such as the Disclosure, Confidentiality and Trading Policy.  Violation of these policies or this Code may result in disciplinary actions up to and including discharge from the Corporation.

This Code applies to all directors, officers and employees of the Corporation. Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II.	Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation.  A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work effectively or discharge his or her duties.  Conflicts of interest also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation.  Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors of the Corporation (the "Board"); provided that the foregoing shall not apply to directors of the Corporation acting as directors of other public or private companies who shall comply with the provisions of the Business Corporations Act (Alberta) in respect thereof and shall advise the Chairman of the Board of the holding of such directorships.  It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management.

Officers of the Corporation are held to a higher standard than other employees of the Corporation and it is therefore imperative that officers of the Corporation avoid any investment, interest or association which interferes, might interfere, or might be thought to interfere, with their independent exercise of judgment in the Corporation's best interest.  Any potential conflicts of interests involving officers must be reported immediately to the Corporation's Chief Executive Officer or Board.

III.	Corporate Opportunities

Directors, officers and employees are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain.  Directors, officers and employees are also prohibited from competing with the Corporation; provided that the foregoing shall not apply to directors solely as a result of them acting as directors of other companies which they do not control.

IV.	Confidentiality

Directors, officers and employees must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment or in performing their duties to the Corporation, except when disclosure is authorized or legally mandated.  The obligation to preserve confidential information continues even after you leave the Corporation.

Confidential information includes all non-public information, and information that suppliers and customers have entrusted to us.

V.	Protection and Proper Use of Corporation Assets

All directors, officers and employees should endeavour to protect the Corporation's assets and ensure their efficient use.  Theft, carelessness and waste have a direct impact on the Corporation's profitability.  Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management.  Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary and confidential information.  Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors.  Examples of proprietary information are intellectual property, acquisition and exploration plans and prospects, business and marketing plans and employee information.  The obligation to preserve proprietary information continues even after you leave the Corporation.

VI.	Insider Trading

Insider trading is unethical and illegal.  Directors, officers and employees are not allowed to trade in securities of an entity while in possession of material non-public information regarding that entity.  It is also illegal to "tip" or pass on inside information to any other person (including, but not limited to, spouses, live-in partners, and relatives) who might make an investment decision based on that information or pass the information on further.  The Corporation has a Disclosure, Confidentiality and Trading Policy, which sets forth your obligations in respect of trading in the Corporation's securities.

VII.	Fair Dealing

No director, officer or employee should take unfair advantage of customers, suppliers, competitors or other directors, officers or employees through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII.	Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success.  All directors, officers, employees, contractors and consultants must respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety.

IX.	Compliance with Environmental Laws

The Corporation is sensitive to the environmental, health and safety consequences of its operations.  Accordingly, the Corporation is in strict compliance with all applicable Federal and Provincial environmental laws and regulations.  If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the Corporation's senior management.

X.	Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment.  Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual.  Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.  Employees are encouraged to speak to your supervisor or manager of human resources when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

XI.	Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices.  The Corporation is committed to keeping its workplaces free from hazards.  Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person.  Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all officers and employees, the environment and third parties, officers and employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XII.	Accuracy of Corporation Records and Reporting

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports, documents and other public communications is required by securities regulators and the stock exchanges on which our securities are listed, and is essential to the success of our business.  In addition, honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions.  All officers and employees should exercise the highest standard of care in preparing such reports.

The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others.  Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All directors, officers and employees have a responsibility to ensure that the Corporation's accounting records do not contain any false or intentionally misleading entries.  We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods.  All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.  In that regard:

●	The Corporation's accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

●
All records must timely, fairly and accurately reflect the transactions or occurrences to which they relate in order to, among other things, permit the preparation of accurate financial statements in accordance generally accepted accounting principles.

●	All records must timely, fairly and accurately reflect in reasonable detail the Corporation's assets, liabilities, revenues and expenses.

●	The Corporation's accounting records must not contain any false or intentionally misleading entries.

●
The accuracy of asset and liability records must be maintained by comparing the records to the existing assets and liabilities at reasonable intervals, and appropriate action must be taken with respect to any differences.

●	No transactions will be intentionally misclassified as to accounts, departments or accounting periods.

●	All transactions must be properly authorized and supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

●	No information will be concealed from the internal auditors, if any, the external auditors, the Board or any committee thereof.

●
Compliance with applicable generally accepted accounting principles and the Corporation's systems of disclosure controls and procedures and internal control over financial reporting is required at all times.

It is illegal to fraudulently influence, coerce, manipulate or mislead an external auditor who is auditing the Corporation's financial statements.

Business records and communications often become public through legal or regulatory investigations or the media.  We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies.  This applies to communications of all kinds, including email and informal notes or interoffice memos.  Records should be retained and destroyed in accordance with the Corporation's records retention policy.

XIII.	Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work.  Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose.  You may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, ethnic or racial slurs, or any other message that could be viewed as harassment.  Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered company property and you should not have any expectation of privacy.  Unless prohibited by law, the Corporation reserves the right to access your e-mail communication, and disclose this information as necessary for business purposes.  Use good judgment, and do not access, send messages or store any information on your work computer that you would not want to be seen or heard by other individuals.

In addition, employees should be aware that Bellatrix's Disclosure, Confidentiality and Trading Policy prohibits employees from participating in Internet chat rooms or newsgroup discussions on matters pertaining to Bellatrix's activities or its securities or from posting any information about Bellatrix's activities or its securities on any social media website, such as, but not limited to, www.facebook.com, www.twitter.com or www.linkedin.com.

XIV.	Political Activities and Contributions

We respect and support the right of our directors, officers and employees to participate in political activities.  However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources.  Directors, officers and employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations.  In such cases, Corporation funds and resources may be used, but only when permitted by law and by our strict Corporation guidelines.  The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so.  The Corporation may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations.  No officer or employee may make or commit to political contributions on behalf of the Corporation without the approval of the Chief Executive Officer or Chief Financial Officer.  No director may make or commit to political contributions on behalf of the Corporation without the approval of the Board.

XV.	Illicit Payments

Unlawful or unethical behaviour in the Corporation's workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose.  Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided.  Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

XVI.	Payments to Officials

Directors, officers and employees must comply with all laws prohibiting improper payments to officials, including, without limitation, the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States). It is illegal and will be considered a violation of this Code for any director, officer or employee of the Corporation to offer to foreign government officials anything of value, including money, gifts, favours or entertainment, in exchange for obtaining or retaining business or for any other business advantage. "Foreign government officials" include government employees, political candidates or even employees of businesses that are owned by a foreign government, so all directors, officers and employees of the Corporation must be careful when dealing with state-owned companies or companies owned or controlled by foreign government officials. Agents and consultants are similarly prohibited from offering anything on the Corporation's behalf to foreign officials or political candidates.

Although certain types of "facilitation" payments may not be illegal, the Corporation's policy is to avoid such payments.  If any officer or employee finds that adherence to the Corporation's policy would cause a substantial, adverse effect on operations, that fact should be reported to the Corporation's senior management who will determine whether an exception may lawfully be authorized.  If the facilitating payment is made, such payment must be properly entered and identified on the books of the Corporation and all appropriate disclosures made.

XVII.	Directors Role in the Code of Business Conduct and Ethics

To the extent that management is unable to make a determination as to whether a breach of this Code has taken place, the Board will review any alleged breach of the Code to determine if a breach has occurred.

Any waiver of this Code for employees (other than executive officers) may be made by the Chief Executive Officer or Chief Financial Officer or by the Board.

Any waiver of this Code for executive officers or directors may be made only by the Board and shall be timely disclosed if, and in the manner, required by law, regulation or stock exchange rule.  Conduct by a director or executive officer which constitutes a material departure from this Code shall be promptly disclosed if, and in the manner, required by law, regulation or stock exchange rule.

Amendments of the provisions of this Code will be promptly publicly disclosed if, and in the manner, required by law, regulation or stock exchange rule.

XVIII.	Compliance Procedures and Reporting of any Illegal or Unethical Behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner.  Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and are required to promptly report violations of laws, rules, regulations or this Code.  We prohibit retaliatory action against any employee who, in good faith, reports a possible violation.  It is unacceptable to file a report knowing it to be false.

In addition, this Code cannot, and is not intended to, address all of the situations you may encounter.  There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action.  In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or a member of human resources for guidance.

If you do not feel comfortable discussing the matter with your supervisor or manager of human resources, please call Ray Smith, President and Chief Executive Officer, Ed Brown, Vice-President, Finance and Chief Financial Officer, Mickey Dunn, Chairman or Brent Eshleman, Executive Vice-President.  Their numbers are (403) 750-2420, (403) 750-2655, (403) 266-8670 and (403) 750-5566, respectively.

In addition, if you have questions, need guidance or have complaints regarding any matters relating to this Code, including, but not limited to, accounting, internal accounting controls or audit related matters relating to the Corporation, please see the Corporation's Whistle Blower Procedures, which provides a toll-free hotline for the confidential and anonymous submission of questions and complaints relating to such matters.

September 24, 2012

BELLATRIX EXPLORATION LTD.

COMPLIANCE AFFIRMATION FOR SENIOR OFFICERS

I.	Affirmation of Compliance

The undersigned certifies that he or she has received and read the above Code of Business Conduct and Ethics and agrees to abide by the policies summarized therein.

II.	Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party, directly or indirectly, on behalf of this Corporation:

1.	was characterized by honesty and integrity;

2.	complies with applicable laws and regulations;

3.	did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;

4.	did not involve any unlawful arrangements with competitors; and

5.	was recorded and properly described on the Corporation's books.

If there are any exceptions, please describe them on the reverse side.

III.	Conflict of Interest Questionnaire

Please answer "Yes" or "No" to the following questions.  If the answer to any question is "Yes," full details must be given on the reverse side.

A.
Have you or, to your knowledge, has any member of your immediate family, at any time during the period since the later of:  (i) the last time you completed the Compliance Affirmation for Senior Officers; and (ii) the date you became a Senior Officer of the Corporation:

1.
engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to Bellatrix Exploration Ltd., or any of its subsidiaries thereof (hereinafter collectively called the "Corporation"), otherwise than in the normal capacity of officer or employee of the Corporation;

Yes____                                No____

2.
been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Corporation;

Yes____                                No____

3.
been interested monetarily, directly or indirectly, in any organization doing business with the Corporation (unless as a holder of less than 1% of the voting securities issued by a corporation whose securities are publicly traded); and

Yes____                                No____

4.
been a recipient, directly or indirection, of any payments or material gifts of any kind from or on behalf of any organization doing business with the Corporation (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded)?

Yes____                                No____

B.	Is any transaction contemplated, involving you or any member of your immediate family, which, if consummated, would be described in answer to any of the preceding items?

Yes____                                No____

C.	Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Corporation?

Yes____                                 No____

                                                                                                       _________________________________________
                       (Please sign)

                                                                                                        _________________________________________
Title

Dated________________________, 2012

2